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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           Storage Properties, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  861903 10 2
          ----------------------------------------------------------
                                (CUSIP Number)

     David Goldberg, 701 Western Ave., Ste. 200, Glendale, CA  91201-2397,
                            818/244-8080, ext. 529
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 27, 1996
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. __ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages

- ------------------------------                     -----------------------------
 CUSIP No.  861903 10 2                                Page  2  of  6  Pages
- ------------------------------                     -----------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Public Storage, Inc.

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]


- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC/00

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]


- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      - 0 -
  NUMBER OF
                ----------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
 BENEFICIALLY         - 0 -
   OWNED BY
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING           - 0 -
   PERSON
                ----------------------------------------------------------------
    WITH         10   SHARED DISPOSITIVE POWER
                      - 0 -

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       - 0 -

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       - 0 -

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------------                     -----------------------------
 CUSIP No.  861903 10 2                                Page  3  of  6  Pages
- ------------------------------                     -----------------------------

          Item 1.    Security and Issuer

          This Amendment No. 2 to Statement on Schedule 13D relates to the Common Stock, par value $.05 per share (the "Shares"), of Storage Properties, Inc., a California corporation (the "Issuer"). The Issuer ceased to exist on June 27, 1996, upon consummation of the Issuer's merger (the "Merger") with and into Public Storage, Inc. (the "Reporting Person"). The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91207-2397.

          Item 3.    Source and Amount of Funds or Other Consideration

          Item 3 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          The Reporting Person has purchased 8,300 Shares since April 15, 1996, the date of the last acquisition reported in Amendment No. 1 to this Statement on Schedule 13D. The purchase price of these Shares (including commissions) was approximately $58,842, which funds were obtained from the Reporting Person's working capital.

          The consideration issued by the Reporting Person in the Merger consisted of approximately $4,801,183 in cash and approximately 822,000 shares of Common Stock of the Reporting Person ("PSI Common Stock"). The cash consideration was paid by the Reporting Person from its working capital.

          Item 4.    Purpose of Transaction

          Item 4 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          Pursuant to the Merger, each outstanding Share (other than shares held by the Reporting Person) was converted into the right to receive cash, PSI Common Stock or a combination of the two. Based upon the elections made by the Issuer's shareholders, the Reporting Person paid to such shareholders an aggregate of approximately $4,801,183 in cash and issued to such shareholders an aggregate of approximately 822,000 shares of PSI Common Stock. Upon consummation of the Merger, all of the outstanding Shares, including the 288,900 shares owned by the Reporting Person, were cancelled.

          The Merger, which was described in the Reporting Person's initial Statement on Schedule 13D dated April 3, 1996, was approved by the Reporting Person's Board of Directors on May 9, 1996 and by the Issuer's stockholders on June 20, 1996.

- ------------------------------                     -----------------------------
 CUSIP No.  861903 10 2                                Page  4  of  6  Pages
- ------------------------------                     -----------------------------

          Item 5.    Interest in Securities of the Issuer

          Item 5 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          During the 60-day period ended July 27, 1996, the Reporting Person engaged in the following acquisitions of Shares at the following prices (not including commissions):

                                                   Type of            Price
          Purchase Date      No. of Shares       Transactions       Per Share
          -------------      -------------       ------------       ---------

             5/2/96               400             Open Market         $7.00

          On June 27, 1996, the effective date of the Merger, all of the Shares were cancelled, and the Issuer ceased to exist. As a result, all of the 288,900 Shares owned by the Reporting Person on the effective date of the Merger were cancelled. As a result of the Merger, the Reporting Person no longer owns more than 5% of the Shares.

          To the best of the Reporting Person's knowledge, no executive officer or director of the Reporting Person engaged in any transactions in Shares during the 60-day period ended June 27, 1996, other than the disposition of Shares pursuant to the Merger. Information relating to those dispositions is set forth on Appendix A attached to this Amendment No. 2 to Statement on Schedule 13D.

- ------------------------------                     -----------------------------
 CUSIP No.  861903 10 2                                Page  5  of  6  Pages
- ------------------------------                     -----------------------------

                                  SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.



Dated:  July 8, 1996                     PUBLIC STORAGE, INC.



                                          By: /s/ Sarah Hass
                                              ---------------------------
                                              Sarah Hass
                                              Vice President

- ------------------------------                     -----------------------------
 CUSIP No.  861903 10 2                                Page  6  of  6  Pages
- ------------------------------                     -----------------------------

                                  Appendix A

                                                                               Consideration Received
                                                                               ----------------------
                                                     No. of Shares                      Shares of PSI
     Name                      Title                  Disposed of           Cash         Common Stock
     ----                      -----                ---------------         ----         ------------
B. Wayne Hughes          Chairman of the Board
                         and Chief Executive
                         Officer                       3,000*                                1,032

Harvey Lenkin            President                       700                                   240

Ronald L. Havner, Jr.    Senior Vice President
                         and Chief Financial
                         Officer                      33,200               $117,057          5,804

David Goldberg           Senior Vice President
                         and General Counsel           7,000                                 2,408

Dann V. Angeloff         Director                        100                                    34

Uri P. Harkham           Director                     13,700                                 4,713

- ---------------------------------
* Shares held of record by PS Insurance Company, Ltd. as to which Mr. Hughes and Tamara L. Hughes (an adult daughter of Mr. Hughes) shared voting and dispositive power.